W. THOMAS CONNER
DIRECT LINE: 202.383.0590
Internet: thomas.conner@sutherland.com

May 26, 2010

Via EDGAR Transmission

Mr. Tom Kluck
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:           Teucrium Commodity Trust; File No. 333-162033

Dear Mr. Kluck:

This letter responds to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by your letter dated April 23, 2010 with respect to Pre-Effective Amendment No. 3 (“Amendment No. 3”) to above-referenced Registration Statement.  This letter accompanies Pre-Effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”).  Amendment No. 4 is intended to include disclosure responsive to the Staff’s comments, and includes certain other minor clarifying changes and unaudited financial information for the Sponsor, Fund and Trust for the period ended March 31, 2010.

For ease of reference, each of the Staff’s comments is repeated below, followed by the Registrant’s corresponding response.  Capitalized terms have the same meaning as in Amendment No. 4.

1.           Comment:

We have referred your analysis as to how your planned investments would not subject the company to registration and regulation under the 1940 Act to the Division of Investment Management, which may have further comments.

Response:

We have not received any comments from the Division of Investment Management and, as discussed in the analysis referred to in the Staff’s comment, we do not believe that the Fund is or should be subject to registration or regulation under the 1940 Act.

Mr. Tom Kluck
May 26, 2010

2.           Comment:

On the cover page of the prospectus and in the plan of distribution section, please discuss in greater detail the following:

•	the initial price that will be paid per share by the initial Authorized Purchaser;
•	the price per share at which the Authorized Purchasers will offer the shares to the public;
•	the price that will be paid per share by Authorized Purchasers in the future who buy creation baskets of shares.

Note that if you are unable to provide the price of the securities, please explain the method by which the price will be determined.  Please see Item 501(b)(3) of Regulation S-K.

Response:

Disclosure responsive to the Staff’s comment, including disclosure responsive to Item 501(b)(3) of Regulation S-K, was included in Amendment No. 3 in the “Prospectus Summary – Overview of the Fund” section of the prospectus.  Pursuant to our prior discussions, such disclosure has been relocated in Amendment No. 4 to the cover page and the “Plan of Distribution” section consistent with the Staff’s comment.

3.           Comment:

We note your response to our prior comment from our March 5, 2010 letter and your amended filing.  We continue to believe that in light of the structure of your commodity pool, you are required to present audited financial statements for both the registrant and for each registered series in your periodic reports as well as in any registration statements.  Please refer to Article 3 of Regulation S-X, Items 307 and 308 of Regulation S-K, and Question 104.01 of the Compliance and Disclosure Interpretations on the Securities Act Sections which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.  To the extent you intend to deviate from these requirements, you should submit a pre-clearance request to the Division of Corporation Finance’s Chief Accountant’s Office (CF-OCA).

Response:

The Registrant has no current intention of deviating from the requirements cited in the Staff’s comment, and will not deviate from any such requirement in the future without first submitting a pre-clearance request to the Chief Accountant’s Office as specified in the Staff’s comment.

Mr. Tom Kluck
May 26, 2010

*  *  *  *  *

We believe that Registrant has fully responded to all of the Staff’s comments on the Registration Statement.  In addition, the Registrant expects that the SEC will issue the order permitting the Fund’s Shares to be listed on the NYSE Arca exchange on or about June 3, 2010, and consequently trading in Shares is scheduled to begin very shortly after that.  Therefore, we would greatly appreciate the Staff’s immediate attention to Amendment No. 4, and we would like to submit a request for acceleration under Rule 461 under the 1933 Act as soon as possible so that the Registration Statement can be declared effective on or before June 3rd.  The requested acknowledgements regarding the effect of the Staff declaring the Registration Statement effective will be provided with such acceleration request.  Please contact me at (202) 383-0590 or Eric Freed at (212) 389-5055 with any questions or comments you may have concerning this letter or Amendment No. 4.

Sincerely,

 /s/ W. Thomas Conner
W. Thomas Conner

cc:           Sal Gilbertie
Dale Riker
Carl N. Miller III
Eric C. Freed